

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

<u>Via E-mail</u>
Mr. Keith L. Schaitkin, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153

> **Re: Commercial Metals Company**
> **Schedule TO-T filed by IEP Metals Sub LLC, Icahn Enterprises**
> **Holdings L.P. et al.**
> **Filed on December 9, 2011**
> **File No. 005-34607**

Dear Mr. Schaitkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. While Icahn Enterprises G.P. Inc. and Beckton Corp. are listed as filing persons on the cover page of Schedule TO, they have not executed the schedule. Please have these persons execute the schedule.

Introduction, page 7

2. We note the disclaimers appearing on pages 8 and 16. While you may include appropriate language concerning the limits on the reliability of the cited information, you may not disclaim responsibility for its accuracy and completeness. Please revise.

<u>Withdrawal Rights, page 12</u>

3.   Please disclose the date certain after which securities may be withdrawn pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934. See Item 1004(a)(1)(vi) of Regulation M-A.

<u>Certain Information Concerning the Offeror, page 16</u>

4.   Certain information required by Item 1003 of Regulation M-A does not appear to have been provided for all filing persons. Please revise your disclosure, or advise.

<u>Caution Concerning Forward-Looking Statements, page 21</u>

5.   Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the PSLRA in disclosure made in connection with your tender offer, including press releases, offers to purchase, and proxy materials.

<u>Conditions of the Offer, page 25</u>

6.   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise clause (i) of the second paragraph of this section accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions